Exhibit 99.1

PRESS RELEASE

All amounts in Canadian dollars

BROOKFIELD INFRASTRUCTURE TO ISSUE

$100 MILLION OF PREFERRED SHARES

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Brookfield, News, January 29, 2019 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to issue 4,000,000 Senior Preferred Shares, Series 1 (“Series 1 Shares”) on a bought deal basis to a syndicate of underwriters led by TD Securities Inc., BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and Scotiabank. The Series 1 Shares are being issued by BIP Investment Corporation (“BIPIC”), a wholly-owned subsidiary of Brookfield Infrastructure, and will be fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries. The Series 1 Shares will be issued at a price of $25.00 per share, for gross proceeds of $100,000,000. Holders of the Series 1 Shares will be entitled to receive a cumulative quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.96%, and (ii) 5.85%. The Series 1 Shares are redeemable by BIPIC on or after March 31, 2024.

Holders of the Series 1 Shares will have the right, at their option, to convert their Series 1 Shares into Senior Preferred Shares, Series 2 (the “Series 2 Shares”), subject to certain conditions, on March 31, 2024 and on March 31 every five years thereafter. Holders of Series 2 Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.96%.

The Series 1 Shares will be offered in all provinces and territories of Canada by way of a supplement to BIPIC’s existing short form base shelf prospectus.

The net proceeds of the issue of the Series 1 Shares will be used to fund new investments and/or for general working capital purposes. The offering of Series 1 Shares is expected to close on or about February 5, 2019.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New

York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $330 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfield.com/infrastructure or contact:

Media:	Investors:
Claire Holland	Melissa Low
Vice President, Communications	Vice President, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5239
Email: claire.holland@brookfield.com	Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “would”, “intends”, “expected” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms, use of proceeds and closing of the offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.